

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

January 12, 2010

Mr. Eran Rotem, Chief Financial Officer
Tefron Ltd.
Industrial Center Teradyon
P.O. Box 1365
Misgav 20179, Israel

> **Re:** **Tefron Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2008**
> **Filed June 30, 2009**
> **File No. 001-14680**

Dear Mr. Rotem:

We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services